LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

Via Edgar

April 4, 2014

Geoff Kruczek, Esq.

Attorney-Advisor
Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Poage Bankshares, Inc. File No. 001-35295

Preliminary Proxy Statement on Schedule 14A, Filed March 25, 2014

Response to SEC Comments

Dear Mr. Kruczek:

On behalf of Poage Bankshares, Inc. (the “Company”), we are responding to your letter dated April 3, 2014, regarding the preliminary proxy materials filed by the Company on March 25, 2014. Set forth below are the comments set forth in your April 3 letter, followed by the Company’s responses to the comments.

Proxy Statement

Preliminary Proxy Statement on Schedule 14A filed March 25, 2014

1.	Please revise to indicate that the proxy statement is a preliminary copy. Refer to Rule 14a-6(e)(1).

Response: The proxy statement, notice of meeting and proxy card have been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Geoff Kruczek, Esq.

April 4, 2014

Solicitation of Proxies; Expenses, page 1

2.	Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms that it understands its filing obligations with respect to such materials.

Proposal I – Election of Directors, page 4

3.	Please disclose and quantify the effects of the election of your nominee on the Company. Disclose, for example, whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated.

Response: The election of the Board of Directors’ nominees will have no effect on the Company of the types referred to in the SEC comment. Accordingly, no additional disclosure is warranted.

4.	We note that the nominees have “agreed to serve, if elected.” Please disclose whether each has consented to being named in the proxy statement. See Exchange Act Rule 14a-4(d)(4).

Response: The proxy statement has been revised in response to this comment.

5.	Please ensure that you have provided all disclosure required by Item 5(b)(1)(ii) of Schedule 14A with respect to each participant.

Response: The proxy statement has been revised in response to this comment.

Director Nominees, page 5

6.	Please revise to clarify the principal business through which the disclosed occupations were carried on with respect to each continuing director and nominee. Also revise to clarify the nature of these occupations and the dates of employment.

Response: The proxy statement has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Geoff Kruczek, Esq.

April 4, 2014

Attendance at Annual Meetings of Stockholders, page 9

7.	Please disclose the number of board members who attended the prior year’s annual meeting. Please refer to Item 7(d) of Schedule 14A and Item 401(b)(2) of Regulation S-K.

Response: The proxy statement has been revised in response to this comment.

Director Compensation, page 21

8.	It appears from Appendix A that your directors and executive officers received awards of restricted stock and/or options during your last-completed fiscal year. Therefore, please revise to provide the disclosures required by Item 402(n)(2)(v) and (vi) and (r)(2)(iii) and (iv), as applicable.

Response: The proxy statement has been revised in response to this comment.

Proposal II – Advisory (Non-Binding) Vote on Executive Compensation, page 22

9.	Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur, or provide an analysis as to why you believe that this is not required. See Item 24 of Schedule 14A.

Response: The proxy statement has been revised in response to this comment.

Form of Proxy Card

10.	Please revise proposals 2 and 3 to specify choices of “against” instead of “withhold.” See Rule 14a-4(b)(1).

Response: The proxy card has been revised in response to this comment.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Geoff Kruczek, Esq.

April 4, 2014

The Company’s revised preliminary proxy material is being filed via the EDGAR system. The Company intends to mail its definitive proxy materials early next week, and we therefore request that the staff advise us as soon as possible if there are further comments.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, Kip Weissman at (202) 274-2029, or Adam Wheeler at (202) 274-2013.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:	Mr. Ralph E. Coffman, Jr.

Kip A. Weissman, Esq.

Adam Wheeler, Esq.